Exhibit 99.1

Youxin Technology Ltd Provides Update on Strengthened Balance Sheet

GUANGZHOU, CHINA, NOVEMBER 13, 2025 (GLOBE NEWSWIRE) — Youxin Technology Ltd (NASDAQ: YAAS) (the “Company”), a software as a service (“SaaS”) and platform as a service (“PaaS”) provider committed to helping retail enterprises digitally transform their businesses, today announced that it has received approximately $4.48 million in gross proceeds from the exercise of warrants issued in the Company’s September 2025 public offering.

The exercises of warrants have resulted in the issuance of 1,752,134 Class A ordinary shares, adjusted retrospectively to reflect the Company’s reverse stock split on September 30, 2025. Approximately 65% of the Series A Registered Common Warrants and 99% of the Series B Registered Common Warrants have now been exercised, leaving only 449,209 Series A Common Warrants (exercise prices US $5.368) and 534 Series B Common Warrants (exercise price US $0.0008) outstanding.

“We are very pleased to strengthen our balance sheet while seeing more than half of our warrants exercised,” said Jinhou Sun, the Company’s Chairman of the Board of Directors. “This cash infusion will provide additional resources to pursue new business opportunities and advance our strategic growth objectives.”

The Class A ordinary shares issued upon the exercise of the warrants were registered pursuant to the Company’s registration statement on Form F-1, as amended (File No. 333-289453), which was declared effective by the U.S. Securities and Exchange Commission on September 4, 2025.

About Youxin Technology Ltd

Youxin Technology Ltd is a SaaS and PaaS provider committed to helping retail enterprises digitally transform their businesses using its cloud-based SaaS product and PaaS platform to develop, use and control business applications without the need to purchase complex IT infrastructure. Youxin Technology provides a customized, comprehensive, fast-deployment omnichannel digital solutions that unify all aspects of commerce with store innovations, distributed inventory management, cross-channel data integration, and a rich set of ecommerce capabilities that encompass mobile applications, social media, and web-based applications. The Company’s products allow mid-tier brand retailers to use offline direct distribution to connect the management team, distributors, salespersons, stores, and end customers across systems, apps, and devices. This provides retailers with a comprehensive suite of tools to instantly address issues using real-time sales data. For more information, please visit the Company’s website: https://ir.youxin.cloud.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Forward-looking statements include all statements that do not relate solely to historical or current facts, including without limitation statements regarding the Company’s product development and business prospects, and can be identified by the use of words such as “may,” “will,” “expect,” “project,” “estimate,” “anticipate,” “plan,” “believe,” “potential,” “should,” “continue” or the negative versions of those words or other comparable words. Forward-looking statements are not guarantees of future actions or performance. These forward-looking statements are based on information currently available to the Company and its current plans or expectations and are subject to a number of risks and uncertainties that could significantly affect current plans. Should one or more of these risks or uncertainties materialize, or the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended, or planned. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, performance, or achievements. Except as required by applicable law, including the security laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results.

For more information, please contact:

Youxin Technology Ltd.

Investor Relations Department

Email: ir@youxin.cloud

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com